February 5, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Astika Holdings, Inc. to be filed with the Securities and Exchange Commission on or about February 5, 2019. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

/s/ MaloneBailey, LLP

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas